A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +49 (0)69 4272-5200 FACSIMILE: +49 (0)69 4272-5210 WWW.SULLCROM.COM

Neue Mainzer Straße 52

60311 Frankfurt am Main, Germany

BRUSSELS • LONDON • PARIS

LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

BEIJING • HONG KONG • TOKYO

MELBOURNE • SYDNEY

PARTNERS IN THE FRANKFURT OFFICE

CARSTEN BERRAR

MAX BIRKE

KRYSTIAN CZERNIECKI

CLEMENS RECHBERGER

MICHAEL ROSENTHAL

YORK SCHNORBUS

KONSTANTIN TECHNAU

March 25, 2021

VIA EDGAR

Office of Life Sciences,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Dillon Hagius

Re:	Tio Tech A

Registration Statement on Form S-1

Submitted February 22, 2021

CIK No. 0001846163

Ladies and Gentlemen:

On behalf of Tio Tech A (the “Company”), this letter responds to the comments in a letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 23, 2021, to Roman Kirsch, Chief Executive Officer of the Company, concerning the Company’s Registration Statement on Form S-1, filed pursuant to the Securities Act of 1933, as amended, on February 22, 2021 (the “Registration Statement”). Enclosed please find a copy of Amendment No. 2 to the Registration Statement filed on Form S-1 (the “Amended Registration Statement”), marked to show changes from Amendment No. 1 to the Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments and include other changes that are intended to update, clarify and render more complete the information contained therein. The Company is concurrently filing via EDGAR the Amended Registration Statement for review by the Staff.

Securities and Exchange Commission

March 25, 2021

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Registration Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 submitted February 22, 2021

Expressions of Interest, page 21

1.

Please clarify whether the 255,555 founder shares issuable to the anchor investors upon the consummation of the initial business combination will reduce founder shares to be issued to the sponsor at the time of the initial business combination or if such issuance will be a separate private placement of founder shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 23, 26, 74, 87, 99, 126, 158, 162, 170, F-13 and F-16 of the Amended Registration Statement to provide the requested clarification.

Conflicts of Interest, page 155

2.	Please expand your disclosure to explicitly identify the additional considerations as conflicts of interest:

a.	the difference in investment per share paid by your founders;

b.	the founder shares will be worthless in the event a business combination is not completed and you liquidate; and;

c.	one of your anchor investors is affiliated with Jan Beckers, a member of your investment advisor board.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 156 of the Amended Registration Statement to provide the requested additional disclosure.

Securities and Exchange Commission

March 25, 2021

If you have additional questions or require any additional information with respect to the Amended Registration Statement or this letter, please do not hesitate to contact me on +49-69-4272-5525 or by email (czernieckik@sullcrom.com).

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Tracie Mariner

Kevin Vaughn

Suzanne Hayes

(Securities and Exchange Commission)

Roman Kirsch

(Tio Tech A)